Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

ATLANTIS HOLDINGS LLC,

ATLANTIS MERGER SUB, INC.

and

ALLTEL CORPORATION

Dated as of May 20, 2007

AGREEMENT AND PLAN OF MERGER, dated as of May 20, 2007 (this “Agreement”), among Atlantis Holdings LLC, a Delaware limited liability company (“Parent”), Atlantis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Alltel Corporation, a Delaware corporation (the “Company”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, the members of Parent and the Board of Directors of Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of TPG Partners V, L.P. and GS Capital Partners VI Fund, L.P. (the “Guarantors”) has provided a guarantee (the “Guarantee”) in favor of the Company, in the form set forth on Section 4.9 of the Parent Disclosure Letter, with respect to certain of Parent’s obligations under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2  Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the date (the “Closing Date”) following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) that is the earlier of (a) any Business Day as may be specified by Parent on no less than three Business Days’ prior notice to the Company and (b) the final day of the Marketing Period, or such other date or time specified by the parties in writing.

Section 1.3  Effective Time. On the Closing Date, the Company shall cause the Merger to be consummated by executing, delivering and filing the Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4  Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5  Company Charter and By-laws of the Surviving Corporation.

(a)  The Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) shall, by virtue of the Merger, be amended in its entirety to be the same as set forth in Exhibit 1.5(a) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation following the Merger until thereafter amended in accordance with the provisions thereof, hereof and of applicable Law, in each case consistent with the obligations set forth in Section 5.8.

(b)  The by-laws of Merger Sub, as in effect as of immediately prior to the Effective Time, shall, by virtue of the Merger, be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and of applicable Law, in each case consistent with the obligations set forth in Section 5.8.

Section 1.6  Directors. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7  Officers. The officers of the Company as of immediately prior to the Effective Time Date shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.8  Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either Merger Sub or the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merger Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub or the Company and otherwise to carry out the purposes of this Agreement.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1  Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a)  Conversion of Company Common Stock and Company Preferred Stock.

(i) Subject to Section 2.1(b), 2.1(d) and 2.1(e), each issued and outstanding share of common stock, par value $1.00, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock”, and each, a “Common Share”), other than (i) any Common Shares held by any direct or indirect wholly owned subsidiary of the Company, which Common Shares shall remain outstanding except that the number of such Common Shares shall be appropriately adjusted in the Merger to maintain relative ownership percentages (if any, the “Remaining Common Shares”), (ii) any shares of Company Common Stock (the “Dissenting Common Shares”) that are owned by stockholders (the “Dissenting Common Stockholders”) properly exercising appraisal rights pursuant to Section 262 of the DGCL, and (iii) any Cancelled Shares (as defined, and to the extent provided in Section 2.1(b)), shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $71.50 (the “Common Stock Merger Consideration”).

(ii) Subject to Section 2.1(b), 2.1(d) and 2.1(e), each issued and outstanding share of $2.06 No Par Cumulative Convertible Preferred Stock, Series C, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Series C Preferred Stock” and each, a “Series C Preferred Share”), other than (i) any Series C Preferred Shares held by any direct or indirect wholly owned subsidiary of the Company, which Series C Preferred Shares shall remain outstanding except that the number of such Series C Preferred Shares shall be appropriately adjusted in the Merger to maintain relative ownership percentages (if any, the “Remaining Series C Preferred Shares”), (ii) any shares of Company Series C Preferred Stock (the “Dissenting Series C Preferred Shares”) that are owned by stockholders (the “Dissenting Series C Preferred Stockholders”) properly exercising appraisal rights pursuant to Section 262 of the DGCL, and (iii) any Cancelled Shares (to the extent provided in Section 2.1(b)), shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $523.22 (the “Series C Preferred Stock Merger Consideration”).

(iii) Subject to Section 2.1(b), 2.1(d) and 2.1(e), each issued and outstanding share of $2.25 No Par Cumulative Convertible Preferred Stock, Series D, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Series D Preferred Stock”, and each, a “Series D Preferred Share” and collectively with the Series C Preferred Shares and the Common Shares, the “Shares”), other than (i) any Series D Preferred Shares held by any direct or indirect wholly owned subsidiary of the Company, which Series D Preferred Shares shall remain outstanding except that the number of such Series D Preferred Shares shall be appropriately adjusted in the Merger to maintain relative ownership percentages (if any, the “Remaining Series D Preferred Shares” and collectively with the Remaining Series C Preferred Shares and the Remaining Common Shares, the “Remaining Shares”), (ii) any shares of Company Series D Preferred Stock (the “Dissenting Series D Preferred Shares” and collectively with the Dissenting Series C Preferred Shares and the Dissenting Common Shares, the “Dissenting Shares”) that are owned by stockholders (the “Dissenting Series D Preferred Stockholders” and, collectively with the Dissenting Common Stockholders and the Dissenting Series C Preferred Stockholders, the “Dissenting Stockholders”) properly exercising appraisal rights pursuant to Section 262 of the DGCL, and (iii) any Cancelled Shares (to the extent provided in Section 2.1(b)), shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $481.37 (the “Series D Preferred Stock Merger Consideration” and collectively with the Series C Preferred Stock Merger Consideration and the Common Stock Merger Consideration, the “Merger Consideration”).

(iv) All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the applicable Merger Consideration in accordance with Section 2.2.

(b)  Parent, Merger Sub and Company-Owned Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, if any, or held by the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties or Shares held in the trust to fund Company obligations) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c)  Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall with the Remaining Shares, if any, constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)  Adjustments. If at any time during the period between the date of this Agreement and the Effective Time there is any change in the outstanding shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the applicable Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e)  Dissenters’ Rights. Any Person who otherwise would be deemed a Dissenting Stockholder shall not be entitled to receive the applicable Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.2  Exchange of Certificates.

(a)  Paying Agent. At or immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent and approved in advance by the Company (such approval not to be unreasonably withheld) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Payment Procedures.

(i)  As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, the Paying Agent shall mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) shall pass, only upon delivery of Certificates to the Paying Agent (and shall be in such form and have such other provisions as Parent and the

Company may reasonably determine prior to the Effective Time) and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration.

(ii)  Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor an amount (after giving effect to any required Tax withholdings) equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares multiplied by (y) the applicable Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate formerly representing such Shares may be paid to such a transferee if such Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable.

(iii)  The Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any Person such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of U.S. state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding were made.

(c)  Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for the proper amount pursuant to and subject to the requirements of this Article II.

(d)  Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e)  No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the date on which the related Merger Consideration would, pursuant to applicable Law, escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f)  Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation upon demand.

(g)  Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate an amount equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

(h)  No Further Ownership Rights. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates.

Section 2.3  Effect of the Merger on Company Stock Options and Company Restricted Shares. Except for Company Stock Options and Restricted Shares as to which the treatment in the Merger is hereafter separately agreed by Parent and the holder thereof, which Company Stock Options and Restricted Shares shall be treated as so agreed:

(a)  Each outstanding option to acquire shares of Company Common Stock (each, a “Company Stock Option”), whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time shall, as of immediately prior to the Effective Time, become fully vested and, subject to the terms of the Company Stock Plans, be converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) the excess, if any, of (x) the Common Stock Merger Consideration over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. The Surviving Corporation shall pay the holders of Company Stock Options the cash payments described in this Section 2.3(a) on or as soon as reasonably practicable after the date on which the Effective Time occurs, but in any event within five Business Days thereafter.

(b)  Immediately prior to the Effective Time, except as separately agreed by Parent and the holder thereof, each award of restricted Company Common Stock (the “Company Restricted Shares”) and any accrued stock dividends shall vest in full and be converted into the right to receive the Common Stock Merger Consideration as provided in Section 2.1(a). The Surviving Corporation will vest and pay all cash dividends accrued on such Company Restricted Shares to the holders thereof within five Business Days after the Effective Time.

(c)   No later than seven days prior to the Effective Time, the then-current Option Period (as defined in the Company’s Employee Stock Purchase Plan (the “ESPP”)) shall terminate (the “Final Date”) and each participant therein shall be entitled to apply the payroll deductions of such participant accumulated as of the Final Date for the then-current Option Period to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP, which number of shares shall be canceled and be converted into the right to receive the Common Stock Merger Consideration as provided in Section 2.1(a).

(d)  The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company Stock Options or Company Restricted Shares such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, or local Tax Law, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options or Company Restricted Shares in respect of which such deduction and withholding was made by the Surviving Corporation.

(e)  The Board of Directors of the Company (or the appropriate committee thereof) shall take such actions of such Board or Committee as are necessary in connection with the foregoing provisions of this Section 2.3, it being understood that, except to the extent otherwise agreed between Parent and a holder of a Company Stock Option or Company Restricted Share, the intention of the parties is that following the Effective Time no holder of an Option or Restricted Share or any participant in any Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any capital stock (including any “phantom” stock or stock appreciation rights) of the Company, any Subsidiary or the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in, and reasonably apparent from, the Company SEC Documents publicly available prior to the date of this Agreement and only as and to the extent disclosed therein (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) or (ii) as disclosed in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”, it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1  Qualification, Organization, Subsidiaries, etc.

(a)  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except for such failures with respect to any Subsidiaries that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The organizational or governing documents of the Company and each of its Subsidiaries, as previously provided to Parent, are in full force and effect and neither the Company nor any Subsidiary is in violation of its organizational or governing documents, in each case except for such failures with respect to any Subsidiaries that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)  As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, (1) has or would be reasonably expected to have a material adverse effect on or with respect to the business, results of operation or financial condition of the Company and its Subsidiaries taken as a whole, or (2) that prevents the Company from consummating, or materially delays or materially impairs the ability of the Company to consummate, the Merger, provided, however, that, Company Material Adverse Effect shall not include facts, circumstances, events, changes, effects or occurrences (i) (A) generally affecting the U.S. mobile wireless voice and data communications industry or the segments thereof in which the Company and its Subsidiaries operate, or (B) generally affecting the economy or the financial, debt, credit or securities markets, in the United States, including effects on such industry, segments, economy or markets resulting from any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of the Company or any of its Subsidiaries); (ii) reflecting or resulting from changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP (or authoritative interpretations thereof); or (iii) resulting from actions of the Company or any of its Subsidiaries which Parent has expressly requested in writing, or resulting from the announcement of this Agreement and the transactions contemplated hereby; except to the extent that, with respect to clause (i), the impact of such fact, circumstance, event, change, effect or occurrence is materially disproportionately adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, and is not otherwise excluded from the definition thereof.

Section 3.2  Capital Stock.

(a)  (x) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 50,000,000 shares of Cumulative Preferred Stock, par value $25.00 per share, and 50,000,000 shares of No Par Cumulative Preferred Stock (together, the “Authorized Preferred Stock”), 600,000 of which have been designated as Company Series C Preferred Stock and 773,111 of which have been designated as Company Series D Preferred Stock. As of May 17, 2007, (i) 343,781,230 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury, (iii) (A) 16,587,512 shares of Company Common Stock were reserved for issuance pursuant to the outstanding Company Stock Options and 85,360 shares of Company Common Stock were reserved for issuance upon conversion of convertible debentures of a Subsidiary of the Company, (B) 12,600,186 additional shares of Company Common Stock were reserved for issuance for future grant pursuant to the Company Stock Plans and (C) 74,107 shares of Company Common Stock were reserved for issuance upon conversion of the Company Series C Preferred Stock and 175,534 shares of Company Common Stock were reserved for issuance upon conversion of the Company Series D Preferred Stock, and (iv) 10,127 shares of Company Series C Preferred Stock were issued and outstanding and 26,073 shares of Company Series D Preferred Stock were issued and outstanding. All outstanding Shares, and all shares of Company Common Stock reserved for issuance as noted in clause (iii) of the foregoing sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive or similar rights. (y) No Subsidiary of the Company owns any Shares. Section 3.2(a) of the Company Disclosure Letter lists, as of May 18, 2007, each outstanding Company Stock Option and share of Restricted Stock, and, as applicable, the exercise price and expiration date thereof. The per share exercise price or purchase price for each Company Stock Option is equal to or greater than the fair market value of the underlying Shares on the date of the corporate action effectuating the grant of such Company Stock Option.

(b)  Except as set forth in subsection (a) above, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after May 18, 2007 upon exercise of

Company Stock Options outstanding as of such date and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities, stock-based performance units or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary of the Company.

(c)  Except as set forth in subsection (a) or (b) above, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d)  There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, registration, redemption, repurchase or disposition of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 3.3  Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a complete and correct list of each “significant subsidiary” of the Company as such term is defined in Regulation S-X promulgated by the SEC (each, a “Significant Subsidiary”). Section 3.3 of the Company Disclosure Letter also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each Significant Subsidiary. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the Company or its Subsidiaries are free and clear of any Liens, other than restrictions on transfer imposed by applicable Law. Except for its interests in Subsidiaries of the Company, the Company does not own, directly or indirectly, 5% or more of the outstanding capital stock of, or other equity interests, in any Person, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefor, in each case if the book value thereof as of December 31, 2006 exceeded $25 million.

Section 3.4  Corporate Authority Relative to This Agreement; No Violation.

(a)  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the

Company and, except for (i) the Company Shareholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of or to consummate the transactions contemplated hereby. Subject to Section 5.2(d), the Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held, (x) duly and validly approved and declared advisable this Agreement and the transactions contemplated hereby, (y) determined that the transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders and (z) resolved to recommend in accordance with applicable Law that the Company’s shareholders vote in favor of adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law).

(b)  Other than the filing of the Certificate of Merger pursuant to the DGCL or as required by (i) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) the Federal Communications Commission (the “FCC”); (iv) those state public service or public utility commissions or similar state regulatory bodies (“State Commissions”) set forth in Section 3.4(b)(iv) of the Company Disclosure Letter, (v) foreign Governmental Entities regulating competition and telecommunications businesses (the “Foreign Regulators”) set forth in Section 3.4(b)(v) of the Company Disclosure Letter, and (vi) the approvals set forth on Section 3.4(b)(vi) of the Company Disclosure Letter (collectively, the “Company Approvals”), no authorization, consent, approval or order of, or filing with, or notice to, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such authorizations, consents, approvals, orders, filings or notices that, if not obtained or made, would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)  The execution, delivery and performance by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by the Company will not, (i) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, purchase or sale order, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, assets or rights of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate or articles of incorporation or by-laws or other equivalent organizational document of the Company or any of its Subsidiaries or (iii) assuming that all Company Approvals are duly obtained, conflict with or violate any applicable Laws, other than, in the case of clauses (i), (ii) (to the extent relating to Subsidiaries) and (iii), as would not, individually or in the aggregate, have a Company Material Adverse Effect and other than as may arise in connection with the Financing or facts and circumstances particular to Parent and its Affiliates.

Section 3.5  Reports and Financial Statements; Internal Controls.

(a)  The Company and its Subsidiaries have timely filed all forms, documents, statements and reports required to be filed by them with the Securities and Exchange Commission (the “SEC”) since January 1, 2004 (the forms, documents, statements and reports filed with the SEC since January 1, 2004, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the Company SEC Documents complied, and each of the Company SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b)  Each of the financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments expressly described therein, including the notes thereto, none of which are expected to have a Company Material Adverse Effect) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto).

(c)  The Company (i) has implemented and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) under the Exchange Act) to ensure the material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company

(A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.6  No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2006 (or the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement or the financing of such transactions and (iii) for liabilities and obligations incurred in the ordinary course of business, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and whether due or to become due, that would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.7  Compliance with Law; Permits.

(a)  Since January 1, 2004, the businesses of each of the Company and its Subsidiaries have not been conducted in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement or License of any Governmental Entity (collectively, “Laws”), except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same except for such investigations or reviews that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries each has all governmental permits, licenses, franchises, variances, exemptions, orders issued or granted by a Governmental Entity and all other authorizations, consents and approvals issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect (the “Material Licenses”).

(b)  Section 3.7(b) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of (A) all Material Licenses and, to the extent not otherwise constituting Material Licenses, all Licenses issued or granted to the Company or any of its Subsidiaries by the FCC (“FCC Licenses”) (other than point to point microwave licenses), all Licenses issued or granted to the Company or any of its Subsidiaries by State Commissions regulating telecommunications businesses (“State Licenses”), and all Licenses issued or granted to the Company or any of its Subsidiaries by foreign Governmental Entities regulating telecommunications businesses (together with such Material Licenses, FCC Licenses and State Licenses, the “Company Licenses”); (B) all pending applications for Licenses that would be Company Licenses if issued or granted; and (C) all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any Company License. Each of the Company and its Subsidiaries is in compliance with its obligations under each of the FCC

Licenses and the rules and regulations of the FCC, and with its obligations under each of the other Company Licenses, in each case except for such failures to be in compliance as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is not pending or, to the Knowledge of the Company, threatened before the FCC, the Federal Aviation Administration (the “FAA”) or any other Governmental Entity any proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any of its Subsidiaries relating to any of the Company Licenses, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect. The FCC actions granting all FCC Licenses, together with all underlying construction permits, have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the Knowledge of the Company, threatened, any application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any such License, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.8  Environmental Laws and Regulations.

(a)  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws, (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or at, on or under any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries in any manner that could reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws, (iii) since January 1, 2004, neither the Company nor any of its Subsidiaries has received in writing any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is or may be in violation of, or liable under, any Environmental Law, (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to, or that would reasonably be expected to give rise to, any liability under Environmental Law, from any current or former properties or facilities while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the Knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that would reasonably be expected to result in liability to the Company or any of its Subsidiaries under Environmental Law, and (v) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b)  As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c)  As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum, radon, asbestos, toxic molds, urea formaldehyde or polychlorinated biphenyls.

Section 3.9  Employee Benefit Plans.

(a)  Section 3.9(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. For purposes of this Agreement, the term “Company Benefit Plan” shall mean any employee or director benefit plan, program, arrangement or agreement, including, without limitation, any such plan, program, arrangement or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, arrangement or agreement for the benefit of the current or former employees, independent contractors or directors of the Company or its Subsidiaries that is sponsored or maintained by the Company or any of its Subsidiaries to or for which Company or any of its Subsidiaries has any liability, whether contingent or otherwise.

(b)  The Company has heretofore made available to Parent true and complete copies of each of the material Company Benefit Plans and (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent (A) Annual Reports (Form 5500 Series) and accompanying schedules, if any, (B) audited financial statements and (C) actuarial valuation reports; (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; and (iv) any related trust agreement or funding instrument now in effect or required in the future as a result of the transactions contemplated by this Agreement.

(c)  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) each of the Company Benefit Plans has been established, operated and administered in all respects with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to result in the revocation of such letter; (iii) no Company Benefit Plan is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides health, life insurance or disability benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); (v) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder; (vi) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (viii) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries could reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; (ix) each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in good faith compliance with Section 409A of the Code since January 1, 2005 and all applicable regulations and notices issued thereunder, (x) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan and no Company Benefit Plan has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and section 412 of the Code, respectively), whether or not waived, and neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Benefit Plan pursuant to Section 401(a)(29) of the Code; and (xi) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of the Company or any of its Subsidiaries. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d)  Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement, or (iii) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

Section 3.10  Interested Party Transactions. Except for employment-related Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents filed prior to the date of this Agreement or Company Benefit Plans, Section 3.10 of the Company Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of its Subsidiaries or any person that has served as such an executive officer or director within the last two years or any of such officer’s or director’s immediate family members or (B) record or beneficial owner of more than 5% of the Shares as of the date hereof (each, an “Affiliate Transaction”).

Section 3.11  Absence of Certain Changes or Events. (a) Since December 31, 2006 through the date of this Agreement, except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice and neither the Company nor any of its Subsidiaries has taken or permitted to occur any action that were it to be taken from and after the date hereof would require the approval of Parent pursuant to clauses (ii), (v), (vi), (vii), (viii), (ix), (xiii), (xiv), (xvi), (xvii), (xviii) or, with respect to such preceding clauses, (xix) of Section 5.1(b); and (b) since December 31, 2006, there have not been any facts, circumstances, events, changes, effects or occurrences that, individually or in the aggregate, have had or would have a Company Material Adverse Effect.

Section 3.12  Investigations; Litigation. There are no (i) actions, suits, or proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any Company Benefit Plan or any of their respective properties or assets, at Law or in equity, or (ii) material orders, judgments or decrees of any Governmental Entity against the Company or any of its Subsidiaries or any Company Benefit Plan, which, in the case of clause (i), individually or in the aggregate, have had or would have a Company Material Adverse Effect.

Section 3.13  Proxy Statement; Other Information. The Proxy Statement will not at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by, or the sufficiency of disclosures related to, Parent, Merger Sub or any Affiliate of Parent or Merger Sub. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The letter to shareholders, notice of meeting, proxy statement, forms of proxy and any other soliciting materials to be distributed to shareholders in connection with the Merger to be filed with the SEC in connection with seeking the adoption and approval of this Agreement are collectively referred to herein as the “Proxy Statement.”

Section 3.14  Tax Matters.

(a)  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with

GAAP, (iii) the U.S. consolidated federal income Tax Returns of the Company through the Tax year ending December 31, 2003 have been examined and the U.S. consolidated federal income Tax Returns of the Company for the Tax years ending December 31, 2004 and 2005 are as of the date hereof being examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii)  neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or a Subsidiary of the Company) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), and (ix) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(b)  As used in this Agreement, (i) ”Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto, and (ii) ”Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

Section 3.15  Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is subject to a dispute, strike or work stoppage except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

Section 3.16  Intellectual Property. (a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, software, patents or other intellectual property, and all applications and registrations used in their respective businesses as currently conducted (collectively, the “Intellectual Property”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any person alleging (x) infringement by the Company or any of its Subsidiaries of any intellectual property rights of any person or conduct by Company or any of its Subsidiaries that constitutes unfair competition or unfair trade practices or (y) challenging the ownership, validity or enforceability of any Intellectual Property owned or exclusively licensed by Company or its Subsidiaries, and there have not been any claims or threats against Company or its Subsidiaries within the past five years that would fall within the scope of (x) or (y), (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any person or otherwise constitute unfair competition or unfair trade practices, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries and (iv) to the Knowledge of the Company, no person is infringing any Intellectual Property of the Company or any of its Subsidiaries.

(b)  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries (i) take reasonable actions to protect the security of their software, systems, networks and the confidentiality of their data, information, and trade secrets, (ii) abide by all Laws and internal policies regarding the collection, use and disclosure of personally identifiable information, including customer and client information, and (iii) are not subject to any pending or, to the Knowledge of the Company, threatened claim that alleges a breach of the foregoing.

(c)  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Intellectual Property owned or exclusively licensed by Company and its Subsidiaries are (i) free and clear of any Liens, (ii) not subject to any judgment, order, writ, injunction or decree that would restrict or impair their use, and (iii) to the Knowledge of Company, valid and enforceable.

Section 3.17  Property. (a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned real property and good title to all its personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (except in all cases for Liens permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real or personal property are valid and in full force and effect against the Company or any of its Subsidiaries and, as of the date hereof, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any event which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the other parties thereto.

(b)  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is obligated under or bound by any option, right of first refusal, purchase contract or other contractual right to sell, lease or purchase any real property or any portions thereof or interests therein.

Section 3.18  Required Vote of the Company Shareholders. Assuming the accuracy of the representations and warranties in Section 4.5, the affirmative vote of the holders of outstanding shares of Company Common Stock, voting together as a single class, representing at least a majority of all the votes then entitled to vote at a meeting of shareholders, is the only vote of holders of any class of securities of the Company which is required to approve this Agreement, the Merger and the other transactions contemplated hereby (the “Company Shareholder Approval”).

Section 3.19  Material Contracts.

(a)  The Company has made available to Parent, true, correct and complete copies of (including all amendments or modifications to), as of the date of this Agreement, all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Plans) that:

(i)  are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)  with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole;

(iii)  relate to Indebtedness and having an outstanding principal amount in excess of $100 million;

(iv)  were entered into after December 31, 2006 or not yet consummated, and involve the acquisition from another person or disposition to another Person, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $50 million (other than acquisitions or dispositions of inventory in the ordinary course of business; capital expenditures and capital commitments (which are covered in clause (vi) and dispositions of cash in connection with the repayment of Indebtedness at the maturity thereof);

(v)  relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually or in the aggregate, could reasonably be expected to result in payments in excess of $50 million;

(vi)  other than an acquisition subject to clause (v) above, obligate the Company to make any capital commitment or capital expenditure, other than acquisitions of inventory, (including pursuant to any joint venture) in excess of $50 million;

(vii)  relate to any guarantee or assumption of other obligations of any third party or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not exceed $50 million in the aggregate for all such agreements;

(viii)  are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a party and licenses in Intellectual Property owned by a third party or licenses out Intellectual Property owned by the Company or its Subsidiaries, other than license agreements for software that is generally commercially available;

(ix)  any Affiliate Transaction;

(x)  are development, marketing, distribution or resale agreements that are material to the business of Company and its Subsidiaries, taken as a whole;

(xi)  are roaming or interconnection agreements that are material to the business of the Company and its Subsidiaries, taken as a whole; or

(xii)  would by their terms impair or restrict in any material respect the Company or any of its Affiliates (including, following the consummation of the Merger, Parent and any of its Affiliates) from developing, conducting or otherwise engaging in any line of business, product or service, including without limitation by means of a noncompete, grant of exclusivity, right of first refusal or most-favored-pricing provision.

Each contract of the type described in clauses (i) through (xii) above is referred to herein as a “Company Material Contract.”

(b)  (i)  Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and, as of the date hereof, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except for such failures that would not, either individually or in the aggregate, have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, as of the date hereof, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance, would not, individually or in the aggregate, have a Company Material Adverse Effect, and (iii) neither the

Company nor any of its Subsidiaries has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except where such default would not, either individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.20  Insurance. Each of the Company and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect, all such policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under any such policy. There is no claim by the Company or any of its Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21  Finders or Brokers. Except for J.P. Morgan Securities Inc., Merrill Lynch & Co., Inc., and Stephens Inc., neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby. The Company has provided Parent with true, correct and complete information with respect to the fees payable in connection with the transactions contemplated hereby.

Section 3.22  Fairness Opinion. The Company has received the opinion of each of Stephens, Inc., J.P. Morgan Securities Inc. and Merrill Lynch & Co., Inc., dated the date of this Agreement, to the effect that, as of such date, the Common Stock Merger Consideration is fair, from a financial point of view, to the holders of Shares of the Company Common Stock.

Section 3.23  State Takeover Statutes; Charter Provisions. Assuming the accuracy of the representations and warranties in Sections 4.7, the Board of Directors of the Company has taken all actions necessary so that neither Article VIII of the Company Charter nor any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall be applicable to the execution, delivery or performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1  Qualification; Organization.

(a)  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)  Each of Parent and Merger Sub is duly qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. The organizational or governing documents of the Parent and Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of its organizational or governing documents.

Section 4.2  Corporate Authority Relative to This Agreement; No Violation.

(a)  Each of Parent and Merger Sub has all requisite limited liability company or corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the consummation of the Financing by Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Financing, have been duly and validly authorized by the members of Parent and the Board of Directors of Merger Sub and no other limited liability company or corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of or to consummate the transactions contemplated hereby (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law).

(b)  Other than the filing of the Certificate of Merger pursuant to the DGCL or as required by (i) the Exchange Act, (ii)  the HSR Act, the FCC, the State Commissions and the Foreign Regulators, and (iii) the approvals set forth on Section 4.2(b) of the Parent Disclosure

Letter (collectively, the “Parent Approvals”), no authorization, consent, approval or order of, or filing with, or notification to, any Governmental Entity is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, orders, filings or notices that, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c)  The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby, including the Financing, and compliance with the provisions hereof will not (i) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, purchase or sale order, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien upon any of the properties, assets or rights of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Parent or any of its Subsidiaries or (iii) assuming that all Parent Approvals are obtained, conflict with or violate any applicable Laws, other than, (x) in the case of clauses (i) and (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect and (y) in the case of clause (i) or (iii), to the extent relating to the Company or its Subsidiaries or a change of control thereof.

Section 4.3  Proxy Statement; Other Information. None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub will take all commercially reasonable efforts to supply information necessary for the Proxy Statement as promptly as practicable.

Section 4.4  Financing. Section 4.4 of the Parent Disclosure Letter sets forth true, accurate and complete copies, as of the date hereof, of (i) the executed equity commitment letters to provide equity financing to Parent (the “Equity Commitment Letters”) and (ii) executed debt commitment letters and related term sheets (the “Debt Commitment Letters” and together with the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, certain lenders have committed to provide Parent or the Surviving Corporation with funds in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated hereby (the “Debt Financing” and, together with the equity financing referred to in clause (i), the “Financing”). As of the date hereof, each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, of the other parties thereto. As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated (and no party thereto has indicated an intent to so withdraw or terminate) or otherwise amended or modified in any respect and Parent is not in breach of any of the terms or conditions set forth therein and, subject to the accuracy of the representations and warranties of the Company set forth in Article III, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth therein or a default thereunder. As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article III and assuming compliance by the Company with its covenants in this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition contemplated to be satisfied by it contained in the Financing Commitments. The proceeds from the Financing when funded in accordance with the Financing Commitments are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the consideration in respect of the Company Stock Options and other equity-based awards under Section 2.3, to fund any required refinancings or repayments of any existing indebtedness and to pay all related fees and expenses. As of the date hereof, Parent has fully paid any and all commitment fees or other fees on the dates and to the extent required by the Financing Commitments. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent. Notwithstanding anything in this Agreement to the contrary, the Debt Commitment Letters may be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time, but only by the New Financing Commitments in accordance with Section 5.9. In such event, the term “Debt Commitment Letters” and “Financing Commitments” as used herein shall be deemed to include the New Financing Commitments to the extent then in effect.

Section 4.5  Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 900 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding, and 100 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Neither Parent nor Merger Sub has conducted any business other than (x) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (y) in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

Section 4.6  Finders or Brokers. Neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who, if the Merger is not consummated, might be entitled to any fee or any commission from the Company.

Section 4.7  Certain Arrangements. There are no Contracts between Parent, Merger Sub or the Guarantor, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated by this Agreement. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated thereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested shareholder”

thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any transactions contemplated by this Agreement.

Section 4.8  Investigations; Litigation. There are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award that would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.9  Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the Guarantees, dated as of the date hereof, in favor of the Company, in the form set forth in Section 4.9 of the Parent Disclosure Letter. Each Guarantee is in full force and effect.

Section 4.10  Solvency. As of the Effective Time, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception) and (c) any estimates, projections or forecasts of the Company and its Subsidiaries provided by the Company to Parent have been prepared in good faith based upon reasonable assumptions, immediately after giving effect to all of the transactions contemplated by this Agreement, including, without limitation, the Financing, any alternative financing and the payment of the aggregate Merger Consideration and the consideration in respect of the Company Stock Options and other equity-based awards under Section 2.3 and any other repayment or refinancing of debt that may be contemplated in the Financing Commitments, and payment of all related fees and expenses, the Surviving Corporation will be Solvent. For purposes of this Section 4.11, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (c) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 4.11  No Other Information. Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III. The representations and warranties set forth in Article III are made solely by the Company, and no Representative of the Company shall have any responsibility or liability related thereto.

    Section 4.12  Ownership of Parent; Other Investments of Parent Affiliates. The term “Parent Group” shall mean each of the Guarantors and each of their respective corporate or other parent entities, Affiliates and any other person or entity under common control with any of the foregoing. Except as set forth on Section 4.12 of the Parent Disclosure Letter, no member of the Parent Group nor any person or entity holding 5% or more of the issued common or preferred stock (or other comparable equity interests) of any member of the Parent Group owns or controls, directly or indirectly, 5% or more of the issued common or preferred stock (or other comparable equity interest) of any entity that directly or indirectly offers commercial mobile radio service in the United States. No member of the Parent Group or any of its shareholders or other owners or affiliates is controlled by a foreign government or a representative thereof. Individually and collectively the members of the Parent Group and such shareholders and other owners and affiliates (a) do not have more than one-fifth of their capital stock or other equity interests directly or indirectly owned of record or voted by aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country, or (b) are not directly or indirectly controlled by any other corporation or other entity of which more than one-fourth of the capital stock or other equity interests is owned of record or voted by aliens, their representatives, or by a foreign government or representative thereof, or by any corporation organized under the laws of a foreign country.

ARTICLE V

COVENANTS AND AGREEMENTS

    Section 5.1  Conduct of Business.

(a)  From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be otherwise required by applicable Law, (ii) with the prior written consent of Parent (not to be unreasonably withheld or delayed), (iii) as expressly contemplated or required by this Agreement or (iv) as disclosed in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (1) conduct its business in all material respects in the ordinary course, and (2) use reasonable best efforts to maintain and preserve intact its business organization and business relationships, preserve its assets, rights and properties in good repair and condition and to retain the services of its key officers and key employees in each case, in all material respects.

(b)  Without limiting the foregoing, the Company agrees with Parent that between the date hereof and the earlier of the Effective Time and the Termination Date, except as set forth in Section 5.1(b) of the Company Disclosure Letter or as otherwise expressly contemplated or expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (not to be unreasonably withheld or delayed):

(i)  adjust, split, combine or reclassify any capital stock or other equity interests or otherwise amend the terms of its capital stock or other equity interests;

(ii)  other than as required by the terms of any Company Series C Preferred Stock or the Company Series D Preferred Stock (together, the “Company Preferred Stock”), make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity interests, except in connection with the exercise of stock options or settlement of other awards or obligations outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof); provided that the Company may continue to pay its quarterly cash dividends in the ordinary course of its business consistent with past practices (but in no event in an amount in excess of $0.125 per quarter per share of Company Common Stock) and dividends required by the terms of the Company Preferred Stock, in each case with record dates consistent with the record dates for comparable quarterly periods of 2006; provided, further, that this Section 5.1(b)(ii) shall not apply to dividends or distributions paid in cash by Subsidiaries to the Company or to other wholly-owned Subsidiaries;

(iii)  except as set forth in Section 5.1(b)(iii) of the Company Disclosure Letter, grant any person any right to acquire any shares of its capital stock or other equity interests, other than as may be contemplated pursuant to any applicable exceptions to Section 5.1(b)(iv);

(iv)  except as set forth in Section 5.1(b)(iv) of the Company Disclosure Letter, other than as required by the terms of any Company Preferred Stock, issue or sell any shares of capital stock or other equity interests, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock or other equity interests, except pursuant to the exercise of conversion rights of currently outstanding securities, the exercise of stock options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments or as required under any Company Benefit Plan;

(v)  except with respect to the repayment of Indebtedness, sell, lease, license, transfer, mortgage, abandon, encumber or otherwise subject to a Lien or otherwise dispose of, in whole or in part, any properties, rights or assets having a value in excess of $50 million individually or $100 million in the aggregate (other than (x) sales of inventory, (y) commodity, sale or hedging agreements which can be terminated on 90 days or less notice without penalty, in each case in the ordinary course of business consistent with past practice or (z) the use of cash as payment consideration);

(vi)  except as set forth in Section 5.1(b)(vi) of the Company Disclosure Letter, make any capital expenditures (or authorization or commitment with respect thereto) in a manner reasonably expected to cause expenditures to exceed the respective amounts set forth in such Section for the applicable periods;

(vii)  except (i) as set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (ii) in connection with refinancings of existing Indebtedness at the maturity thereof (provided that any such refinancing Indebtedness may be prepaid without premium or penalty on the Closing Date), (iii) for borrowings under the Company’s existing credit and securitization facilities or issuances or repayment of commercial paper in the ordinary course of business, (iv) in connection with outstanding surety bonds or surety bonds entered into in the ordinary course of business or (v) in an aggregate amount not exceeding $100 million in aggregate principal amount and not subject to any premium or penalty if prepaid at Closing, incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations, any guarantee of any such indebtedness or debt securities of any other Person, or any “keep well” or other agreement to maintain any financial statement condition of another Person (such obligations collectively, “Indebtedness”), or amend, modify or refinance any existing Indebtedness;

(viii)  other than in connection with capital expenditures, except as set forth in Section 5.1(b)(viii) of the Company Disclosure Letter, make any investment in excess of $75 million individually or $100 million in the aggregate, whether by purchase of stock or securities, contributions to capital, loans to, property transfers, or entering into binding agreements with respect to any such investment;

(ix)  make any acquisition of another Person or business in excess of $75 million individually or $100 million in the aggregate, whether by merger, purchase of stock or securities, contributions to capital, loans to, property transfers, or entering into binding agreements with respect to any such acquisition (including any conditional or installment sale Contract or other retention Contract relating to purchased property);

(x)  except in the ordinary course of business or as set forth in Section 5.1(b)(x) of the Company Disclosure Letter, enter into, renew, extend, materially amend, cancel or terminate any Contract that is a Material Contract under clause (i), (ii), (viii), (ix), (xi) or (xii) of the definition thereof or Contract which if entered into prior to the date hereof would be a Material Contract under clause (i), (ii), (viii), (ix), (xi) or (xii) of the definition thereof; in each case, other than any Contract relating to Indebtedness that would not be prohibited under clause (vii) of this Section 5.1(b) or Contracts relating to compensation or benefits or Company Benefit Plans to the extent not prohibited under clause (xi) of this Section 5.1(b);

(xi)  except as required by Company Benefit Plans in effect as of the date hereof, (A) increase the compensation or benefits of any of its current or former employees, independent contractors or directors, other than increases for Persons who are not executive officers or directors in the ordinary course of business consistent with past practice, (B) amend or adopt any Company Benefit Plan or any other plan, program arrangement or agreement (including without limitation any employment, severance or change in control agreement) that would be a Company Benefit Plan were it in effect on the date hereof except for amendments or adoptions that are immaterial and otherwise made in the ordinary course of business consistent with past practice or (C) accelerate the vesting of, or the lapsing of restrictions with respect to, or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any amounts not due or otherwise payable to such individual in the ordinary course of business consistent with past practice, including, without limitation, with respect to severance, any stock options or other stock-based compensation or (D) agree to grant or grant any stock or stock-based awards or any other award that may be settled in Shares or other securities of the Company or any of its Subsidiaries or any restricted stock units or stock appreciation rights, regardless of whether they are settled in cash or Shares or other securities of the Company or any of its Subsidiaries;

(xii)  except with respect to Taxes (which are covered in clause (xviii)) or as set forth in Section 5.1(b)(xii) of the Company Disclosure Letter, compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (x) not in excess of $10 million individually or $25 million in the aggregate or (y) consistent with the reserves reflected in the Company's balance sheet at December 31, 2006, in any case without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xiii)  amend or waive any material provision of its Charter or its by-laws or other equivalent organizational documents or, in the case of the Company, enter into any agreement with any of its shareholders in their capacity as such;

(xiv)  enter into any new line of business outside of its existing business and reasonable extensions thereof;

(xv)  enter into any new lease or amend the terms of any existing lease of real property which would require payments over the remaining term of such lease in excess of $15 million (excluding any renewal terms);

(xvi)  adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly owned Subsidiaries);

(xvii)  implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, the Company’s outside auditors, applicable Law or regulatory guidelines;

(xviii)  except as set forth in Section 5.1(b)(xviii) of the Company Disclosure Letter or to the extent any such settlement or compromise is consistent with reserves reflected in the Company’s balance sheet at December 31, 2006, change any method of Tax accounting, enter into any closing agreement with respect to material Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election, file or surrender any claim for a material refund of Taxes or file any material amended Tax Return, in each case other than in the ordinary course of business consistent with past practice; or

(xix)  agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.1(b).

(c)  From and after the date hereof and prior to the earlier of the Effective Time or the Termination Date, and except (i) as may be otherwise required by applicable Law or (ii) as expressly contemplated or permitted by this Agreement, neither party shall take, or permit any of its Affiliates to take, any action which is intended to or which would reasonably be expected to materially adversely affect or materially delay the ability of such party from obtaining any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby.

(d) The parties hereto agree to take the actions set forth on Schedule 5.1(d) hereto.

    Section 5.2  No Solicitation.

(a)  Subject to Section 5.2(c), the Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall cause its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Proposal, (ii) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions and to refer to this Agreement) with any person relating to, or that is reasonably likely to lead to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, or (v) resolve to propose or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Board of Directors of the Company permitted under Section 5.2(c) or (d), or Section 7.1(c)(ii), shall not, in and of itself, be deemed to be a breach or violation of this Section 5.2(a) or, in the case of Section 5.2(c), give Parent a right to terminate this Agreement pursuant to Section 7.1(d)(ii).

(b)  The Company shall, shall cause each of its Subsidiaries to, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make an Alternative Proposal, in each case that exist as of the date hereof, and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(c)  Notwithstanding anything to the contrary in Section 5.2(a) or (b), at any time prior to the Company Shareholder Approval, the Company may, in response to an unsolicited bona fide written Alternative Proposal received after the date hereof which the Board of Directors of the Company determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or is reasonably expected to lead to a Superior Proposal, and subject to the Board of Directors of the Company determining, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (i) furnish non-public information with respect to the Company and its Subsidiaries to the person or group making such Alternative Proposal and their Representatives and potential debt and equity financing sources pursuant to a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements, and (ii) participate in discussions or negotiations with such person or group and their respective Representatives regarding such Alternative Proposal; provided, however, that the Company shall provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to the person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent prior to or, concurrently with or as soon as practicable after providing such information to such other Person.

(d)  Except as set forth in Section 7.1(c)(ii) or this Section 5.2(d), neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation, (ii) approve or recommend any letter of intent, agreement in principle, acquisition agreement, option agreement or similar agreement constituting or relating to, or that is intended to be or would reasonably be likely to result in, any Alternative Proposal or (iii) approve or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal. Notwithstanding the foregoing, if, prior to receipt of the Company Shareholder Approval, the Board of Directors of the Company determines in good faith, after consultation with outside counsel and its financial advisor, that (A) an unsolicited bona fide written Alternative Proposal received by the Company constitutes a Superior Proposal (after complying with, and giving effect to any commitments offered by Parent pursuant to, Section 7.1(c)(ii)) and (B) the failure to take such action would be inconsistent with the Board of Directors of the Company’s exercise of its fiduciary duties under the DGCL, the Board of Directors of the Company or any committee thereof may withdraw, or modify or qualify its Recommendation (a “Change of Recommendation”); provided that prior to such Change of Recommendation, (A) the Company shall have notified Parent in writing, at least five Business Days in advance, of its intention to effect a Change of Recommendation and included with such notice the identity of the person making such Superior Proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements to which the Company would be a party, (B) the Company shall, and shall cause its financial and legal advisers to, negotiate with Parent in good faith during such five Business Day period (to the extent Parent desires to negotiate) to make any adjustments in the terms and conditions of this Agreement as would permit the Board of Directors not to effect a Change of Recommendation and (C) the Board of Directors shall have determined in good faith and after consultation with its outside counsel and financial advisors that such Superior Proposal continues to be more favorable to the shareholders of the Company from a financial point of view than any revised proposal committed to by Parent; provided that any material amendment to the terms of such Superior Proposal shall require a new notice and new two Business Day advance notice period.

(e)  The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any inquiries, proposals or offers regarding any Alternative Proposal, (ii) any request for information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related or lead to an Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding or that would reasonably be expected to result in an Alternative Proposal, including in each case the identity of the person making any such Alternative Proposal or indication or inquiry or offer or request and the material terms and conditions of any such Alternative Proposal or indication or inquiry or offer. The Company shall keep Parent reasonably informed on a reasonably current basis of the status (including any material changes to the terms thereof) of any such discussions or negotiations regarding any such Alternative Proposal or indication or inquiry or offer or any material developments relating thereto (the Company agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent but it being agreed that the third parties’ debt financing sources may impose confidentiality restrictions on the Company with respect to their proposed financing).

(f)  Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of such Board of Directors, after consultation with its outside counsel, it is required to do so under applicable Law; provided, however, that in no event shall this Section 5.2(f) affect the obligations of the Company specified in Sections 5.2(d) or (e); and provided, further that, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) which would otherwise constitute a Change of Recommendation shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company expressly publicly reaffirms its Recommendation at least two Business Days prior to the Company Meeting (after giving effect to any postponement or adjournment thereof).

(g)  As used in this Agreement, “Alternative Proposal” shall mean any bona fide inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries relating to, in a single transaction or series of related transactions, (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving a direct or indirect acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole) or (ii) the acquisition (including by way of tender or exchange offer) in any manner, directly or indirectly, of over 20% of (x) the Company Common Stock or (y) consolidated total assets (based on fair market value) of the Company and its Subsidiaries, in each case other than the Merger.

(h)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Alternative Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement committed to by Parent in good faith to the Company in response to such proposal or otherwise) provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%.”

    Section 5.3  Filings; Other Actions.

(a)  As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement, and Parent and the Company shall cooperate with each other in connection with the preparation of the Proxy Statement. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the Proxy Statement is cleared by the staff of the SEC. The Company shall as promptly as reasonably practicable notify Parent of the receipt of any oral or written comments from the staff of the SEC relating to the Proxy Statement. The Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on, (i) the draft of the Proxy Statement (including each amendment or supplement thereto) and (ii) all written responses to requests for additional information by and replies to written comments of the staff of the SEC, prior to filing of the Proxy Statement with or sending such to the SEC, and the Company will provide to Parent copies of all such filings made and correspondence with the SEC or its staff with respect thereto. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the shareholders of the Company.

(b)  Subject to Section 5.3(c), the Company shall (i) take all action necessary in accordance with the DGCL and the Company Charter and the by-laws of the Company (the “By-laws”) to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC for the purpose of obtaining the Company Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”), and (ii) subject to the Board of

Directors of the Company’s withdrawal or modification of its Recommendation in accordance with Section 5.2(d), use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby and include its Recommendation in the Proxy Statement. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 7.1 and subject to compliance with Section 7.2, the Company, regardless of whether the Board of Directors has approved, endorsed or recommended an Alternative Proposal or has withdrawn, modified or amended the Recommendation, will submit this Agreement for adoption by the shareholders of the Company at the Company Meeting.

(c)  Notwithstanding Section 5.3(a) or (b), if on a date for which the Company Meeting is scheduled (the “Original Date”), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to approve the Merger, whether or not a quorum is present, the Company shall have the right to postpone or adjourn the Company Meeting to a date which shall not be more than 45 days after the Original Date. If the Company continues not to receive proxies representing a sufficient number of shares of Company Common Stock to approve the Merger, whether or not a quorum is present, the Company may make one or more successive postponements or adjournments of the Company Meeting as long as the date of the Company Meeting is not postponed or adjourned more than an aggregate of 45 days from the Original Date in reliance on this subsection. In the event that the Company Meeting is adjourned or postponed as a result of applicable Law, including the need to supplement the Proxy Statement, any days resulting from such adjournment or postponement shall not be included for purposes of the calculations of numbers of days pursuant to this Section.

Section 5.4  Employee Matters.

(a)  From the Effective Time until December 31, 2009, Parent shall provide, or shall cause to be provided, to those individuals employed by the Company or any of its Subsidiaries at the Effective Time (“Company Employees”) annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation and benefits under any supplemental or excess retirement plans) and benefits, that are no less favorable in the aggregate than such annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation and benefits under any supplemental or excess retirement plans) and benefits provided to the Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (x) (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the two-year period following the Effective Time with severance benefits at the levels and pursuant to the terms of the Company’s severance plan set forth on Section 5.4(a) of the Company Disclosure Letter and (ii) during such two-year period following the Effective Time, severance benefits offered to Company Employees thereunder shall be determined without taking into account any reduction after the Effective Time in base salary or base wages paid to Company Employees and taking into account the service crediting provisions set forth in Section 5.4(b) below, and (y) the Company shall be entitled to establish a retention plan (the “Retention Plan”) pursuant to which awards not in the aggregate in excess of the amount set forth on Section 5.4(a) of the Company Disclosure Letter may be granted by the Chief Executive Officer of the Company to officers and employees of the Company and its Subsidiaries, payable on such terms and conditions as determined by the Chief Executive Officer of the Company in consultation with Parent. Parent shall or shall cause the Surviving Corporation to honor the Retention Plan in accordance with its terms.

(b)  For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (including the Company Benefits Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any final average pay defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent legally permissible, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)  From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans in accordance with their terms as in effect on the date hereof or as may be amended in accordance with Section 5.1, provided that, subject to the requirements of Section 5.4(a), nothing herein shall prohibit the Surviving Corporation from amending or terminating any particular Company Benefit Plan to the extent permitted by its terms or applicable Law.

(d)  The provisions of this Section 5.4 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Benefit Plan for any purpose.

    Section 5.5  Required Approvals.

(a)  Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or to cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or to cause to be done, and to assist, to cooperate and, in the case of Parent, to cause the members of the Parent Group to cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including using reasonable best efforts to accomplish the following, (i) the obtaining as promptly as practicable of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance, or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining as promptly as practicable of all necessary consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties and cooperating with the other party to obtain any consents or waivers reasonably requested by such other party in connection with the consummation of the Merger and the other transactions contemplated hereby, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalties or other consideration to any third party to obtain any consent or approval required for the consummation of the Merger under any Contract and neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration in connection with obtaining any consent without the prior consent of Parent.

(b)  Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) promptly, but in no event later than 15 Business Days after the date hereof, file any and all Notification and Report Forms required under the HSR Act with respect to the Merger and the other transactions contemplated hereby, and use best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, and promptly, but in no event later than 15 Business Days after the date hereof, file all initial applications required to be filed with the FCC, (ii) use best efforts to cooperate with each other and, in the case of Parent, to cause each member of the Parent Group to cooperate in (x) determining promptly whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) making promptly all such filings and obtaining all such consents, permits, authorizations or approvals, in each case, as promptly as practicable, (iii) supplying to any Governmental Entity as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to any Regulatory Law or by such Governmental Entity, and (iv) use reasonable best efforts to take promptly, or cause to be taken promptly, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger, the Financing and the other transactions contemplated hereby, as promptly as practicable, including using reasonable best efforts to take all such further action, and, in the case of Parent, to cause each member of the Parent Group to take all such further action, as may be necessary (A) to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United

States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, the FCC or any State Commission or any other person may assert under any Regulatory Law with respect to the Merger and the other transactions contemplated hereby, and (B) to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable and in any event no later than the End Date, including, without limitation (x) proposing, negotiating, committing to and effecting, by consent decree, preservation of assets or other trust, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of any member of the Parent Group, Parent or its partners or any of their respective Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions, or, in the case of Parent, to cause the members of the Parent Group to take any action, that after the Closing would limit the freedom of the Parent Group, Parent or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date; provided that, neither the Company nor any of its Subsidiaries shall, nor shall Parent or any of its Subsidiaries or Affiliates be obligated to, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries or Affiliates, as the case may be, unless such requirement, condition, understanding, agreement or order is binding on the Company or Parent, its Subsidiaries or Affiliates, respectively, only in the event that the Closing occurs.

(c)  Subject to applicable legal limitations, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such Merger or transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees that, during the term of this Agreement, it will not withdraw its filing under the HSR Act or any other applicable Regulatory Law without the written consent of the other party, and each of the Company and Parent agrees that it will not enter into any timing agreement with any Governmental Entity without the written consent of the other party. To the extent practicable under the circumstances, each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d)  In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate, and Parent shall cause each of the members of the Parent Group to cooperate, in all reasonable respects with each other and shall use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated hereby.

(e)  For purposes of this Agreement, “Regulatory Law” means any and all state, federal and foreign statutes, acts, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws requiring notice to, filings with, or the consent, clearance or approval of, any Governmental Entity, or that otherwise may cause any restriction, in connection with the Merger and the transactions contemplated thereby, including (i) the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) any rules or regulations of the FCC or any State Commission or any other Laws relating to the provision of mobile wireless voice or data services and any statute under the authority of which such rules or regulations have been promulgated, (iii) any Law governing the direct or indirect ownership or control of any of the operations or assets of the Company and its Subsidiaries or (iv) any Law with the purpose of protecting the national security or the national economy of any nation. For the avoidance of doubt, “Regulatory Law” shall not include any corporation, contract, partnership or similar Law.

Section 5.6  Takeover Statute. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated by this Agreement after the date of this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger, and the other transactions contemplated hereby. Nothing in this Section 5.6 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

Section 5.7  Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, Parent and the Company.

Section 5.8  Indemnification and Insurance.

(a)  Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement as in effect on the date hereof and which has previously been or will be made available to Parent shall survive the Merger and shall continue in full force and effect to the extent provided in the following sentence. Parent shall cause the Surviving Corporation to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation and by-laws or similar organization documents or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees, in each case in effect as of the date hereof and which has previously been provided to Parent, and shall not, for a period of six years from the date hereof, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries and all rights to indemnification thereunder in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)  From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon the receipt of any customary undertaking required by the Surviving Corporation), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or at the Effective Time in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of its Subsidiaries or of any entity if such service was at the request or for the benefit of the Company.

(c)  For a period of six (6) years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy with respect to matters arising on or before the

Effective Time and from insurance carriers with comparable credit ratings. The Company may, and shall upon request of Parent, in lieu of the foregoing insurance coverage, purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. Notwithstanding the foregoing, Parent and the Surviving Corporation shall not be obligated to, and the Company shall not, incur costs with respect to such policies of directors’ and officers’ liability insurance in excess of the amount specified on Section 5.8(c)(i) of the Company Disclosure Letter in the case of an annual payment or in excess of the amount specified on Section 5.8(c)(ii) of the Company Disclosure Letter in the case of a tail policy; provided that Parent and the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

(d)  The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Charter, the By-laws or other similar organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 5.8 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e)  In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.8.

Section 5.9  Financing.

(a)  Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments or, at Parent’s election, on other terms that would not adversely impact the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby, including using its reasonable best efforts (i) to maintain in effect the Financing Commitments and to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (or, at Parent’s election, on other terms that would not adversely impact the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby), (ii) to satisfy all conditions applicable to

Parent in such definitive agreements and consummate the Financing at or prior to the Closing, except to the extent requiring action by the Company or any of its Subsidiaries, (iii) to comply with its obligations under the Financing Commitments and (iv) to enforce all of its rights under the Financing Commitments. Parent shall give the Company prompt notice upon becoming aware of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all documents related to the Financing (other than any ancillary documents subject to confidentiality agreements). In connection with its obligations under this Section 5.9, Parent shall be permitted to amend, modify or replace the Debt Commitment Letters with new Debt Commitment Letters (the “New Financing Commitments”), provided that Parent shall not permit any replacement of, or amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter if, in the reasonable judgment of Parent, such replacement, amendment, modification, waiver or remedy (1) reduces the aggregate amount of the Debt Financing below that amount required to consummate the Merger and the other transactions contemplated hereby, (2) adversely amends or expands the conditions to the drawdown of the Debt Financing in any respect that could make such conditions less likely to be satisfied by the End Date or that would expand the possible circumstances under which such conditions would not be satisfied by such date, (3) can reasonably be expected to delay the Closing or the date on which the Financing would be obtained, or (4) is otherwise adverse to the interests of the Company prior to the occurrence of the Closing in any other material respect; and provided, further, that nothing in this Section 5.9 shall be deemed to excuse, waive compliance with or modify any of the obligations set forth in the Confidentiality Agreement. In the event that all conditions to the Financing Commitments (other than, in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied, Parent shall, from and after the final day of the Marketing Period and subject to the satisfaction of the conditions set forth in Sections 6.1 and 6.3 hereof, use its reasonable best efforts to cause the lenders and other Persons providing such Financing to fund the Financing required to consummate the Merger on the Closing Date. In the event that Parent becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Commitments, Parent shall notify the Company and shall use its reasonable best efforts to arrange as promptly as practicable, but in no event later than one day prior to the Closing Date, any such portion from alternative debt financing sources on terms and conditions no less favorable to Parent and no more adverse to the ability of Parent to consummate the transactions contemplated by this Agreement (in each case, as determined in the reasonable judgment of Parent). In the event that on the final day of the Marketing Period (1) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (2) all closing conditions contained in Article VI shall have been satisfied or waived (other than those conditions that by their nature will not be satisfied until the Closing) and (3) the bridge financing as described in the Debt Commitment Letters, (or alternative bridge financing obtained in accordance with the preceding sentence) is available substantially on the terms and conditions described in the Debt Commitment Letters (or replacements thereof as contemplated by the preceding sentence), then Parent shall borrow under and use the proceeds of the bridge financing (or such alternative bridge financing) to replace such affected portion of the high yield financing no later than the last day of the Marketing Period. For purposes of this Agreement, “Marketing

Period” shall mean the first period of 20 consecutive calendar days after the date hereof throughout and at the end of which (x) Parent shall have all of the Required Information (as defined below), including updates thereof prior to any such information going stale under applicable SEC rules and regulations and for purposes of the issuance by the Company’s independent registered accounting firm of a customary comfort letter (including “negative assurance” comfort) to purchasers (in accordance with its normal practices and procedures) of debt securities contemplated by the Debt Financing Commitments, and during which period such information shall remain compliant at all times with applicable provisions of Regulation S-X and Regulation S-K under the Securities Act , (y) the conditions set forth in Section 6.1(a), (b), (c) and (d) shall have been satisfied and (z) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.3(a) or (b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such period; provided that (i) the Marketing Period occurs either entirely before or entirely after each of the periods (1) from and including August 17, 2007 through and including September 3, 2007, (2) from and including November 21, 2007 through and including November 25, 2007 and (3) from and including December 21, 2007 through and including January 1, 2008; and (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period will be deemed to commence at such time as a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have publicly announced any intention to restate any of its financial information contained in any SEC filing (including annual or quarterly financial statements), in which case the Marketing Period will be deemed to commence at such time as the restatement has been completed and the Company SEC Documents have been amended to reflect such restatement or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (C) the Company shall have failed to file any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K, with the SEC by the date required under the Exchange Act, in which case the Marketing Period will not be deemed to commence at the earliest unless and until all such reports have been filed and (iii) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-day period would not be sufficiently current on any day during such 20-consecutive-day period to permit (I) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-day period and (II) the Company’s independent registered accounting firm to issue a customary comfort letter (including “negative assurance” comfort) to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-day period, then a new 20-consecutive day Marketing Period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (I) and (II) on the last day of such 20-consecutive-day-period.

(b)  The Company shall provide, shall cause its Subsidiaries to provide, and shall use reasonable best efforts to cause its Representatives, including legal and accounting, to provide, all cooperation reasonably requested by Parent in connection with the Financing and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its

Subsidiaries), including (i) as promptly as practical, providing such financial and other information as Parent shall reasonably request in order to consummate the Debt Financing, including all Company information, financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and the other accounting rules and regulations of the SEC, and of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act (including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations) or as is necessary to satisfy the conditions set forth in the Debt Commitment Letters (as in effect on the date hereof) (all such information in this clause (i), the “Required Information”), (ii)  participating in meetings, drafting sessions and due diligence sessions in connection with the Financing, (iii) assisting in the preparation of (A) one or more offering documents or confidential information memoranda for any of the Debt Financing (including the execution and delivery of one or more customary representation letters in connection therewith), provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts for any of the Debt Financing, including providing assistance in the preparation for, and participating in, road shows, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (v) providing monthly financial statements (excluding footnotes) within 30 days after the end of each month prior to the Closing Date, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) executing and delivering (or using reasonable best efforts to obtain from advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from advisors), on or more credit agreements or indentures, customary certificates (including with respect to solvency matters), representation letters, accounting comfort letters, consents of accountants, legal opinions (which may be reasoned if circumstances require), hedging agreements, appraisals, surveys, engineering reports, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing, including the pay-off of existing indebtedness and release of any related Liens, as may be reasonably requested by Parent in connection with the Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letter, and (viii) use its reasonable best efforts to permit any cash of the Company and its Subsidiaries to be made available to the Company at the Effective Time; provided, however, that the foregoing shall not be deemed to require the Company or any Subsidiary of the Company to, prior to the Effective Time, consummate any tender offer or consent solicitation with respect to, or enter into any supplemental indenture with respect to or otherwise amend the terms of any instruments governing, any existing outstanding indebtedness of the Company or its Subsidiaries; and provided further, that, except for fees and liabilities subject to reimbursement or indemnification pursuant to the next sentence, no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than the representation letter referred to above) shall be effective until the Effective Time and, except for fees and liabilities subject to reimbursement or indemnification pursuant to the next sentence, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Effective Time. The Company will, to the extent it is aware of any applicable developments, periodically update any such Required Information to be included in an offering document to be used in connection with the Debt Financing in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The Company consents, prior to the termination of this Agreement, to the reasonable use of its and its Subsidiaries’ logos in connection with the Debt Financing in a manner customary for such financing transactions. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.9 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries. The immediately preceding sentence shall survive termination of this Agreement.

Section 5.10  Access; Confidentiality. Subject to applicable Law and to any contractual confidentiality restrictions, the Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives and financing sources, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the Termination Date to all of its and its Subsidiaries’ properties, Contracts, books and records and to those officers, employees and agents of the Company to whom Parent reasonably requests access, and, during such period, the Company shall furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, properties, personnel and financial information as Parent may reasonably request. Parent shall treat, and shall cause its officers, employees, accountants, counsel, financial advisors and other Representatives to treat, all information received from the Company or its Representatives, directly or indirectly, in accordance with the Confidentiality Agreement.

Section 5.11  Notification of Certain Matters. The Company shall keep Parent informed, on a current basis, of any material events, discussions, notices or changes with respect to any criminal or regulatory investigation or action involving the Company or any of its Subsidiaries. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the Conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and, provided, further, that an unintentional failure to give prompt notice hereunder pursuant to clause (iii) shall not constitute a failure of a Condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.12  Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13  Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14  Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of shareholders of the Company.

Section 5.15  Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.16  Treatment of Certain Notes.

(a)  The Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to commence, promptly after the receipt of a written request from Parent to do so, one or more offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of the notes identified on Section 5.16 of the Parent Disclosure Letter (collectively, the “Notes”) on the terms and conditions specified by Parent (collectively, the “Debt Offers”), it being understood that Parent may elect to exclude one or more series of such Notes from the Debt Offers; provided, that the Company shall not be required to commence any Debt Offers until Parent shall have provided the Company with the necessary offer to purchase, related letter of transmittal, and other related documents (collectively, the “Offer Documents”). The closing of the Debt Offers shall be conditioned on the completion of the Merger and shall be conducted in compliance with applicable Laws, including SEC rules and regulations. The Company and Parent shall, and shall cause their respective Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, provide cooperation and assistance reasonably requested by the other in connection with the Debt Offers.

(b)  With respect to any series of Notes, if requested by Parent in writing, the Company will cooperate with Parent to permit the Surviving Corporation after the Effective Time, to the extent permitted by the indenture and officers’ certificates or supplemental indenture governing such series of Notes, to redeem, satisfy or discharge or defease any series of Notes.

(c)  The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to the Debt Offers (other than that the Merger shall have been consummated and that there shall be no Law, injunction or other legal restraint prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the Debt Offers or make any changes to the Debt Offers other than as agreed in writing between Parent and the Company. Notwithstanding the immediately preceding sentence, neither the Company nor any of its Subsidiaries shall be required to make any change to the terms and conditions of the Debt Offers requested by Parent that decreases the price per Note payable in the Debt Offers or related consent solicitation as set forth in Section 5.16(c) of the Parent Disclosure Letter or imposes conditions to the Debt Offers or related consent solicitation in addition to those set forth in Section 5.16(c) of the Parent Disclosure Letter that are adverse to the holders of the Notes, unless such change is previously approved by the Company in writing.

(d)  The Company covenants and agrees that, promptly following the consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute supplemental indentures to the indentures governing each series of Notes for which the requisite consent has been received, which supplemental indentures shall implement the amendments described in the Offer Documents and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrently with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers and in accordance with the Debt Offers using funds provided by or at the direction of Parent.

(e)  Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Offer Documents. Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Notes in connection with the Debt Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers, any information should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Current Report on Form 8−K). Notwithstanding anything to the contrary in this Section 5.16(e), the Company shall and shall cause its Subsidiaries to comply with the requirements of Rule 14e−1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offers and such compliance will not be deemed a breach hereof.

(f)  In connection with the Debt Offers, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company and their Subsidiaries for all of their reasonable and documented out-of-pocket costs incurred in connection with the Debt Offers promptly following the incurrence thereof.

    Section 5.17  Termination of Certain Other Indebtedness.

(a)  The Company shall use commercially reasonable efforts to (i) negotiate payoff letters from third-party lenders and trustees, in form and substance reasonably satisfactory to Parent, with respect to the Indebtedness of the Company and its Subsidiaries identified on Section 5.17(a) of the Parent Disclosure Letter and any other indebtedness specified by Parent to the Company no later than 10 days prior to the Closing and (ii) deliver or cause to be delivered such payoff letters to Parent at the Closing.

(b)  On the Closing Date, subject to Parent making available necessary funds to do so, the Company shall use commercially reasonable efforts to, and to cause its Subsidiaries to, permanently (i) terminate the credit facilities requested by Parent to be so terminated, if and to the extent such facilities are either identified on Section 5.17(b) of the Parent Disclosure Letter or specified by Parent to the Company no later than five days prior to Closing, and all related Contracts to which the Company and its Subsidiaries is a party and (ii) to the extent the related facility is terminated pursuant to this Section 5.17, release any Liens on its assets relating to those facilities.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)  The Company Shareholder Approval shall have been obtained.

(b)  No Governmental Entity of competent jurisdiction shall have enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Merger.

(c)  Any applicable waiting period under the HSR Act (and any extension thereof) shall have expired or been terminated.

(d)  All approvals and authorizations required to be obtained from the FCC for the transfer of control of the FCC Licenses in connection with the Merger shall have been obtained, except for those approvals and authorizations to be obtained from the FCC that in the aggregate are immaterial to the Company and have not been denied by the FCC regardless of whether a Final Order shall have been issued.

Section 6.2  Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment or waiver by the Company of the following conditions:

(a)  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)  Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.2(a) and 6.2(b) have been satisfied.

Section 6.3  Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment or waiver by Parent and Merger Sub of the following conditions:

(a)  The representations and warranties of the Company (i) set forth in (A) Section 3.2(a)(x) and 3.2(b),(c) and (d) shall be true and correct in all material respects, and (B) 3.11(b) shall be true and correct in all respects, as at the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) set forth in this Agreement (other than those described in clause (i) above) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.3(a)and Section 6.3(b) have been satisfied.

    Section 6.4  Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use all best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.5.
ARTICLE VII

TERMINATION

Section 7.1  Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either the Company or Parent, if:

(i)  the Effective Time shall not have occurred on or before the 12-month anniversary of the date hereof (provided however that in the event that as of such 12-month anniversary any of the conditions set forth in any of Section 6.1(b), (c) or (d) has not been satisfied, the Termination Date may be extended from time to time by either Parent or the Company one or more times to a date not beyond the 14-month anniversary of the date hereof (such later date, including as it may be further extended pursuant to the proviso at the end of this Section 7.1(b)(i), the “End Date”)), and the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the End Date; provided however that if the Marketing Period shall have commenced on or before the End Date, but not ended on or before the End Date, the End Date shall (x) be automatically extended by 30 days after the initial commencement date of such Marketing Period and (y) in no event occur sooner than three business days after the final day of the Marketing Period; provided, further, that in no event shall the End Date be later than the 15-month anniversary of the date hereof;

(ii)  if any court of competent jurisdiction shall have issued or entered an injunction or similar legal restraint or order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction, legal restraint or order shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used such efforts as may be required by Section 5.5 to prevent, oppose and remove such injunction;

(iii)  the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained;

(c)  by the Company:

(i)  if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the End Date, provided that (x) the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination and (y) the Company is not then in material breach of this Agreement;

(ii)  in order to enter into a transaction that is a Superior Proposal, if, prior to the receipt of the Company Shareholder Approval, (A) the Board of Directors of the Company determines that it has received a Superior Proposal, (B) the Company has notified Parent in writing of its intention to terminate this Agreement pursuant to this Section 7.1(c)(ii), and included with such notice the identity of the person making such proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements to which the Company would be a party, (C) the Company has negotiated with Parent in good faith during the five Business Day period following receipt by Parent of the notice referred to in clause (B) above (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of this Agreement as would permit the Board of Directors to determine that such Superior Proposal no longer constitutes a Superior Proposal, (D) following such period referred to in clause (C) above, and taking into account any revised proposal committed to by Parent during such period, the Board of Directors shall have determined in good faith and after consultation with its outside counsel and financial advisors that such Superior Proposal continues to be more favorable to the shareholders of the Company from a financial point of view than the revised proposal committed to by Parent, if any, (E) concurrently with such termination, the Company enters into a definitive agreement with respect to such Superior Proposal, and (F) prior to or concurrently with such termination, the Company pays the fee due under Section 7.2; provided that any material amendment to the terms of such Superior Proposal shall require a new notice and a new two Business Day period;

(iii)  if the Merger shall not have been consummated on the third Business Day after the final day of the Marketing Period and all of the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied and at the time of such termination such conditions continue to be satisfied; or

(d)  by Parent, if:

(i)  the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 to be satisfied and (B) cannot be cured by the End Date, provided that (x) Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination and (y) neither Parent nor Merger Sub is then in material breach of this Agreement;

(ii)  the Board of Directors of the Company (A) effects a Change of Recommendation, (B) fails to include in the Proxy Statement its recommendation to the Company’s shareholders that they give the Company Shareholder Approval, (C) publicly approves, endorses or recommends any Alternative Proposal (it being agreed that the taking by the Company or any of its Representatives of any of the actions permitted by Section 5.2(c) shall not give rise to a right to terminate pursuant to this clause (ii)) or (D) fails to publicly recommend against acceptance of a tender offer or exchange offer that constitutes an Alternative Proposal (other than by Parent or any of its Affiliates), including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, within 10 Business Days after commencement thereof; or

(iii)  the Company gives Parent the notification contemplated by Section 7.1(c)(ii)(B).

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that the Confidentiality Agreements, the Guarantees (only to the extent reflected therein) and the provisions of Section 5.9, Section 7.2 and Article VIII will survive the termination hereof; provided, however, that, without limiting the right to receive any payment pursuant to Section 7.2, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum aggregate liability of Parent and Merger Sub shall be limited to an amount equal to the aggregate amount of the Guarantees (to the extent any amount is payable thereunder), and in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub or any Guarantor (only to the extent reflected in any Guarantee) or any of their respective Representatives or Affiliates; and provided, further, that subject to Section 7.2(e), nothing herein shall relieve the Company from liability for willful and material breach of its covenants or agreements set forth in this Agreement prior to such termination.

Section 7.2  Termination Fees.

(a)  In the event that:

(i)  (A) after the date hereof, a bona fide Alternative Proposal shall have been publicly disclosed or any Person shall have publicly announced or publicly made known any intention (whether or not conditional) to make any Alternative Proposal (and such Alternative Proposal or publicly announced intention shall not have been abandoned), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) or 7.1(d)(i), and (C) the Company consummates, or enters into a definitive agreement providing for, any Alternative Proposal within twelve months of the date this Agreement is terminated, which need not be the same Alternative Proposal that shall have been publicly disclosed after the date hereof in respect of the preceding clause (A) (provided that for purposes of this Section 7.2(a)(i), the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”); or

(ii)  this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii)  this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) or 7.1(d)(iii);

then in any such event under clause (i), (ii) or (iii) of this Section 7.2(a), the Company shall pay at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, a termination fee of $625,000,000 in cash (the “Termination Fee”), less the amount of any Expenses previously reimbursed by the Company pursuant to Section 8.2, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)  In the event that

(i)  (x) the Company shall terminate this Agreement pursuant to Section 7.1(c)(i) and (y) at the time of such termination there are not facts or circumstances that would reasonably be expected to cause the conditions in Section 6.3(a) or Section 6.3(b) not to be satisfied on the End Date, or

(ii)  the Company shall terminate this Agreement pursuant to Section 7.1(c)(iii), or

(iii)  this Agreement shall be terminated by the Company or Parent pursuant to (x) Section 7.1(b)(i) and at the time of such termination the conditions set forth in Sections 6.1 and Sections 6.3(a) and (b) (substituting the time of such termination for references to the “Closing Date” and the “Effective Time” in such Sections 6.3(a) and (b)) are satisfied, or (y) Section 7.1(b)(i) or Section 7.1(b)(ii) (in the case of clause (ii), if the applicable injunction, legal restraint or order relates to a Regulatory Law) and at the time of such termination any of the conditions set forth in Section 6.1(b) (in the case of clause (b), if the applicable order, injunction, restraint or prohibition relates to a Regulatory Law), (c) or (d) or Section 6.2 shall not have been satisfied, then in any such event under clause (i), (ii) or (iii) of this Section 7.2(b), Parent shall pay to the Company a termination fee of $625,000,000 in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)  Any payment required to be made pursuant to clause (i) of Section 7.2(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, promptly following the earlier of the consummation of or entry into a definitive agreement with respect to the transaction referred to therein, as the case may be (and in any event not later than two Business Days after delivery to the Company of notice of demand for payment after such event); any payment required to be made pursuant to clause (ii) of Section 7.2(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by the Company pursuant to Section 7.1(c)(ii); any payment required to be made pursuant to clause (iii) of Section 7.2(a) shall be made at the direction of Parent to any Person that is a U.S. person for U.S. federal income tax purposes, promptly following termination of this Agreement by Parent pursuant to Section 7.1(d)(ii) or (iii), as applicable (and in any event not later than two Business Days after delivery to the Company of notice of demand for payment after such event), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by Parent. Any payment required to be made pursuant to Section 7.2(b) shall be made to the Company promptly following termination of this Agreement by the Company or Parent, as applicable (and in any event not later than two Business Days after delivery to Parent of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Company.

(d)  In the event that the Company shall fail to pay the Termination Fee, or Parent shall fail to pay the Parent Termination Fee, required pursuant to this Section 7.2 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JP Morgan Chase from time to time during such period, as such bank’s prime lending rate. In addition, if either party shall fail to pay such fee when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such fee or expenses. Each of Parent and the Company acknowledges that the fees and the other provisions of this Section 7.2 are an integral part of the Merger and that, without these agreements, Parent and the Company would not enter into this Agreement.

(e)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that neither the Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to this Section 7.2 or the guarantee thereof pursuant to the Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, Merger Sub, the Guarantors or any of their former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the occurrence of the Merger.

Section 8.2  Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except (x) all fees paid in respect of any HSR Act, FCC or other regulatory filing shall be borne one-half by the Company and one-half by Parent and (y) as otherwise set forth in Section 5.9 or Section 7.2(d). Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to Section 7.1(b)(iii), the Company shall reimburse and pay to Parent all of its reasonable out-of-pocket expenses (including fees and expenses of accountants, counsel, investment bankers, financing sources, experts and consultants to Parent and its affiliates and equity holders) incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (“Expenses”), in an amount not exceeding $35,000,000.

Section 8.3  Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4  Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5  Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Company or any of its Subsidiaries were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Article VII Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties acknowledge and agree that neither the Company nor any of its Subsidiaries shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and their sole and exclusive remedy with respect to any such breach shall be the monetary damages set forth in Section 7.2(b). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

Section 8.6  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7  Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission with electronic confirmation, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Atlantis Holdings LLC
c/o TPG Partners V, L.P.
301 Commerce Street
Suite 3300
Fort Worth, Texas 76102
Attention: Clive Bode
Facsimile: (817) 871-4001

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention:  Paul J. Shim
Facsimile: (212) 225-3999

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Thomas A. Roberts
Michael J. Aiello
Facsimile: (212) 310-8007

To the Company:

Alltel Corporation
One Allied Drive
Little Rock, Arkansas 72202
Attention: Richard N. Massey
Facsimile: (501) 905-0962

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Edward D. Herlihy
Lawrence S. Makow
Stephanie Seligman
Facsimile: (212) 403-2000

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated and confirmed, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8  Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or any of its Affiliates, but no such assignment shall relieve the assigning party of its obligations hereunder or under the Guarantee. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Merger Sub or such assignee to comply with any representation, warranty, covenant or other provision of this Agreement.

Section 8.9  Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

Section 8.10  Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and letters hereto), the Confidentiality Agreements and the Guarantees constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, other than as set forth in Section 5.8, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.11  Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12  Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13  Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14  No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto or the Guarantors (to the extent set forth in the Guarantees) and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto (other than the Guarantors (to the extent set forth in the Guarantees)) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 8.15  Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

(a)  “Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. Without limiting the foregoing, the “Affiliates” of Parent shall include the Guarantors and their respective Affiliates.

(b)  “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by Law or executive order to be closed.

(c)  “Company Stock Plans” means each of the plans providing for the grant of Company Stock Options or Company Restricted Stock and the Employee Stock Purchase Plan.

(d)  “Confidentiality Agreements” means the confidentiality agreement, dated as of April 9, 2007, by and between TPG Capital, L.P. and the Company and the confidentiality agreement, dated as of April 25, 2007, by and between GS Capital Partners VI Fund, L.P. and the Company.

(e)  “Contracts” means any contracts, agreements, licenses (or sublicenses), notes, bonds, mortgages, indentures, commitments, leases (or subleases) or other instruments or obligations, whether written or oral.

(f)  “Final Order” means an action or decision that has been granted as to which (I) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filings of any such petition or application has passed, (iii) no Governmental Entity has undertaken to reconsider the action on its own motion and the time within which it may effect such reconsideration has passed and (iv) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed.

(g)  “Governmental Consents” mean all notices, reports, and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

(h)  “Knowledge” means (i) with respect to Parent, the actual knowledge after due inquiry of the individuals listed on Section 8.15(h)(i) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge after due inquiry of the individuals listed on Section 8.15(h)(ii) of the Company Disclosure Letter.

(i)  “orders” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(j)  “Parent Material Adverse Effect” means any fact, condition, circumstance, event, change effect or occurrence that, individually or in the aggregate, prevents or materially delays or materially impairs the ability of Parent and Merger Sub to consummate the Merger prior to the End Date, or would reasonably be expected to do so.

(k)  “person” or “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person.

(l)  “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities (or other voting interests or, if there are no voting interests, equity interests) are directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

(m)  Each of the following terms is defined on the page set forth opposite such term:

Action	Section 5.8(b)
Affiliate Transaction	Section 3.10
Affiliates	Section 8.15(a)
Agreement	Preamble
Alternative Proposal	Section 5.2(g)
Authorized Preferred Stock	Section 3.2(a)
Book-Entry Shares	Section 2.2(b)(i)
Business Day	Section 8.15(b)
By-laws	Section 5.3(b)
Cancelled Shares	Section 2.1(b)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(b)(i)
Change of Recommendation	Section 5.2(d)
Closing Date	Section 1.2
Closing	Section 1.2
Code	Section 2.2(b)(iii)
Common Share	Section 2.1(a)(i)

Common Stock Merger Consideration	Section 2.1(a)(i)
Company	Preamble
Company Approvals	Section 3.4(b)
Company Benefit Plan	Section 3.9(a)
Company Charter	Section 1.5(a)
Company Common Stock	Section 2.1(a)
Company Disclosure Letter	Article III
Company Employees	Section 5.4(a)
Company Licenses	Section 3.7(b)
Company Material Adverse Effect	Section 3.1(c)
Company Meeting	Section 5.3(b)
Company Preferred Stock	Section 2.1(a)(ii)
Company Restricted Shares	Section 2.3(b)
Company SEC Documents	Section 3.5(a)
Company Series C Preferred Stock	Section 2.1(a)(ii)
Company Series D Preferred Stock	Section 2.1(a)(iii)
Company Shareholder Approval	Section 3.18
Company Stock Option	Section 2.3(a)
Company Stock Plans	Section 8.15(c)
Confidentiality Agreement	Section 8.15(d)
Contracts	Section 8.15(e)
control	Section 8.15(a)
Debt Commitment Letters	Section 4.4
Debt Financing	Section 4.4
Debt Offers	Section 5.16(a)
DGCL	Section 1.1
Dissenting Common Shares	Section 2.1(a)(i)
Dissenting Common Stockholders	Section 2.1(a)(i)
Dissenting Series C Preferred Shares	Section 2.1(a)(ii)
Dissenting Series D Preferred Shares	Section 2.1(a)(iii)
Dissenting Series C Preferred Stockholders	Section 2.1(a)(ii)
Dissenting Series D Preferred Stockholders	Section 2.1(a)(iii)
Dissenting Shares	Section 2.1(a)(iii)
Dissenting Stockholders	Section 2.1(a)(iii)
Effective Time	Section 1.3
End Date	Section 7.1(b)(i)
Environmental Law	Section 3.8(b)
Equity Commitment Letter	Section 4.4
ERISA	Section 3.9(a)
ERISA Affiliate	Section 3.9(c)
ESPP	Section 2.3(d)
Exchange Act	Section 3.4(b)
Exchange Fund	Section 2.2(a)
Expenses	Section 8.2
FAA	Section 3.7(b)
FCC	Section 3.4(b)

FCC Licenses	Section 3.7(b)
Final Date	Section 2.3(d)
Financing	Section 4.4
Financing Commitments	Section 4.4
GAAP	Section 3.5(b)
Governmental Consents	Section 8.15(f)
Governmental Entity	Section 3.4(b)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substance	Section 3.8(c)
HSR Act	Section 3.4(b)
Indebtedness	Section 5.1(b)(vii)
Indemnified Party	Section 5.8(b)
Intellectual Property	Section 3.16
IRS	Section 3.9(b)
Knowledge	Section 8.15(g)
Laws	Section 3.7(a)
Licenses	Section 3.7(a)
Lien	Section 3.4(c)
Marketing Period	Section 5.9(a)
Material Contract	Section 3.19
Material Licenses	Section 3.7(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
New Financing Commitments	Section 5.9(a)
New Plans	Section 5.4(b)
Notes	Section 5.16(a)
Offer Documents	Section 5.16(a)
Old Plans	Section 5.4(b)
orders	Section 8.15(h)
Original Date	Section 5.3(c)
Parent Approvals	Section 4.2(b)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Group	Section 4.13
Parent Termination Fee	Section 7.2(b)(ii)
Parent Group	Section 4.12
Parent Material Adverse Effect	Section 8.15(i)
Paying Agent	Section 2.2(a)
person	Section 8.15(j)
Person	Section 8.15(j)
Preferred Share	Section 2.1(a)(ii)
Preferred Stock Merger Consideration	Section 2.1(a)(ii)
Proxy Statement	Section 3.13
Recommendation	Section 3.4(a)

Regulatory Law	Section 5.5(e)
Remaining Common Shares	Section 2.1(a)(i)
Remaining Series C Preferred Shares	Section 2.1(a)(ii)
Remaining Series D Preferred Shares	Section 2.1(a)(iii)
Remaining Shares	Section 2.1(a)(iii)
Representatives	Section 5.2(a)
Required Information	Section 5.9(b)
Retention Plan	Section 5.4(a)
Sarbanes-Oxley Act	Section 3.5(a)
SEC	Section 3.5(a)
Securities Act	Section 3.5(a)
Series C Preferred Stock Merger Consideration	Section 2.1(a)(ii)
Series D Preferred Stock Merger Consideration	Section 2.1(a)(iii)
Series C Preferred Share	Section 2.1(a)(ii)
Series D Preferred Share	Section 2.1(a)(iii)
Shares	Section 2.1(a)(iii)
Significant Subsidiary	Section 3.3
State Commissions	Section 3.4(b)
State Licenses	Section 3.7(b)
Subsidiaries	Section 8.15(k)
Superior Proposal	Section 5.2(h)
Surviving Corporation	Section 1.1
Tax	Section 3.14(b)(i)
Tax Return	Section 3.14(b)(ii)
Taxes	Section 3.14(b)(i)
Termination Date	Section 5.1(a)
Termination Fee	Section 7.2(a)(iii)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ATLANTIS HOLDINGS LLC

By:  /s/ Gene J. Frantz
   Gene J. Frantz
                                                       Vice President

                    ATLANTIS MERGER SUB, INC.

                                                                By: /s/Joseph H. Gleberman
                                                        Joseph H. Gleberman
                                                        Co-President

                                                                ALLTEL CORPORATION

                    By: /s/ Scott Ford
                        Scott Ford
                                                        President and Chief Executive Officer